# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDJM LTD, CIK 0001741534
CUSIP: G59290125
Title of class of securities: Class A ordinary shares, par value $0.875 per share
Address of issuer's principal executive offices: Fernie Castle, Letham,, Cupar, Fife, United Kingdom (X0), KY15 7RU
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 962; sole dispositive power 0; shared dispositive power 962; aggregate amount beneficially owned 962 (0.1% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 962; sole dispositive power 0; shared dispositive power 962; aggregate amount beneficially owned 962 (0.1% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 962; sole dispositive power 0; shared dispositive power 962; aggregate amount beneficially owned 962 (0.1% of the class)

## Item 1. Issuer
Name of issuer: MDJM LTD
Address of issuer's principal executive offices: Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on March 31, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 962 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal (the "Intracoastal Warrant"), and all such Ordinary Shares represent beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 1,230,890 Ordinary Shares outstanding as of April 1, 2026, as reported by the Issuer, plus (2) 962 Ordinary Shares issuable upon exercise of the Intracoastal Warrant.
Percent of class: 0.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 962
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 962

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (05/13/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (05/13/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (05/13/2026)